Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ in millions)

Three Months Ended
March 31, 2018
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (Excluding Interest On Deposits)	$115
One-Third of Rents, Net of Income from Subleases	7

Total Fixed Charges	$122

Earnings:
Income Before Income Taxes	$836
Fixed Charges	122

Total Earnings	$958

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	7.85x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$210
One-Third of Rents, Net of Income from Subleases	7

Total Fixed Charges	$217

Earnings:
Income Before Income Taxes	$836
Fixed Charges	217

Total Earnings	$1,053

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.85x